SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Alarm.com Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

011642105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Stephen Trundle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,227,309
	6	SHARED VOTING POWER 279,687
	7	SOLE DISPOSITIVE POWER 2,227,309
	8	SHARED DISPOSITIVE POWER 279,687

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,506,996
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.1% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 Gift Trust (the “Gift Trust”), Backbone Partners, LLC (“Backbone”) and Footings Advancement Trust (the “Advancement Trust”) (together, the “Reporting Persons”). Certain members of Mr. Trundle’s immediate family are beneficiaries of each of the Gift Trust and the Advancement Trust. In addition, Mr. Trundle has the sole power to vote and dispose of the shares held by each of Backbone and the Advancement Trust. Accordingly, the shares owned by each of the Gift Trust, Backbone and the Advancement Trust are included herein. However, Mr. Trundle disclaims beneficial ownership of the shares held by each of the Gift Trust and the Advancement Trust.

(2)	This percentage is calculated based on (i) 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020, and (ii) 228,333 options exercisable within 60 days of December 31, 2020.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Stephen Trundle 2015 Gift Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 279,687
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 279,687

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	279,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 Gift Trust (the “Gift Trust”), Backbone Partners, LLC (“Backbone”) and Footings Advancement Trust (the “Advancement Trust”) (together, the “Reporting Persons”). Certain members of Mr. Trundle’s immediate family are beneficiaries of each of the Gift Trust and the Advancement Trust. In addition, Mr. Trundle has the sole power to vote and dispose of the shares held by each of Backbone and the Advancement Trust. Accordingly, the shares owned by each of the Gift Trust, Backbone and the Advancement Trust are included herein. However, Mr. Trundle disclaims beneficial ownership of the shares held by each of the Gift Trust and the Advancement Trust.

(2)	This percentage is calculated based on 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Backbone Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,741,373
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,741,373
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,741,373
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 Gift Trust (the “Gift Trust”), Backbone Partners, LLC (“Backbone”) and Footings Advancement Trust (the “Advancement Trust”) (together, the “Reporting Persons”). Certain members of Mr. Trundle’s immediate family are beneficiaries of each of the Gift Trust and the Advancement Trust. In addition, Mr. Trundle has the sole power to vote and dispose of the shares held by each of Backbone and the Advancement Trust. Accordingly, the shares owned by each of the Gift Trust, Backbone and the Advancement Trust are included herein. However, Mr. Trundle disclaims beneficial ownership of the shares held by each of the Gift Trust and the Advancement Trust.

(2)	This percentage is calculated based on 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Footings Advancement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,862
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,862
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,862
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.02% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 Gift Trust (the “Gift Trust”), Backbone Partners, LLC (“Backbone”) and Footings Advancement Trust (the “Advancement Trust”) (together, the “Reporting Persons”). Certain members of Mr. Trundle’s immediate family are beneficiaries of each of the Gift Trust and the Advancement Trust. In addition, Mr. Trundle has the sole power to vote and dispose of the shares held by each of Backbone and the Advancement Trust. Accordingly, the shares owned by each of the Gift Trust, Backbone and the Advancement Trust are included herein. However, Mr. Trundle disclaims beneficial ownership of the shares held by each of the Gift Trust and the Advancement Trust.

(2)	This percentage is calculated based on 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP NO. 011642105	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Alarm.com Holdings, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Alarm.com Holdings, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

8281 Greensboro Drive, Suite 100

Tysons, VA 22102

Items 2(a)	Name of Reporting Persons filing:

Stephen Trundle
The Stephen Trundle 2015 Gift Trust (the “Gift Trust”)
Backbone Partners, LLC (“Backbone”) Footings Advancement Trust (the “Advancement Trust”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Mr. Trundle and Backbone is c/o Alarm.com Holdings, Inc., 8281 Greensboro Drive, Suite 100, Tysons, VA 22102.

The address of the principal business office of the Gift Trust is 575 Madison Avenue, Suite 7D, New York, New York 10022.

The address of the principal business office of the Advancement Trust is 575 Madison Avenue, Suite 7D, New York, New York 10022.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Stephen Trundle	United States of America
Gift Trust	Virginia
Backbone	Delaware
Advancement Trust	Virginia

Item 2(d)	Title of class of securities: Common Stock, $0.01 par value per share

Item 2(e)	CUSIP No.: 011642105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

CUSIP NO. 011642105	13 G

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Stephen Trundle (1)(3)(4)	476,074	2,227,309	279,687	2,227,309	279,687	2,506,996	5.1%
Gift Trust (2)(3)(4)	279,687	0	279,687	0	279,687	279,687	0.6%
Backbone (2)(3)(4)	1,741,373	1,741,373	0	1,741,373	0	1,741,373	3.5%
Advancement Trust (2)(3)(4)	9,862	9,862	0	9,862	0	9,862	0.02%

(1)	This percentage is calculated based on (i) 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020, and (ii) 228,333 options exercisable within 60 days of December 31, 2020.

(2)	This percentage is calculated based on 49,112,071 shares of the Issuer’s Common Stock reported to be outstanding as of October 29, 2020 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 5, 2020.

(3)	Mr. Trundle owns 247,741 shares of the Issuer’s Common Stock and options to purchase 228,333 shares of the Issuer’s Common Stock that are exercisable within 60 days of December 31, 2020. The Gift Trust owns 279,687 shares of the Issuer’s Common Stock, Backbone owns 1,741,373 shares of the Issuer’s Common Stock and the Advancement Trust owns 9,862 shares of the Issuer’s Common Stock. Mr. Trundle has the sole power to vote and dispose of the shares held by each of Backbone and the Advancement Trust.

(4)	In addition, because members of Mr. Trundle’s immediate family are beneficiaries of each of the Gift Trust and the Advancement Trust, the shares held by each of them are included herein. However, Mr. Trundle disclaims beneficial ownership of the shares held by each of the Gift Trust and the Advancement Trust.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ¨

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certifications Not applicable.

CUSIP NO. 011642105	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

By:	/s/ Stephen Trundle
Stephen Trundle

STEPHEN TRUNDLE 2015 GIFT TRUST

BY:	W. Scott Trundle III
ITS:	Trustee

By:	/s/ W. Scott Trundle III
W. Scott Trundle III, Trustee

BACKBONE PARTNERS, LLC

BY:	Stephen Trundle
ITS:	Sole Member

By:	/s/ Stephen Trundle
Stephen Trundle

FOOTINGS ADVANCEMENT TRUST

BY:	Miles Padgett
ITS:	Trustee

By:	/s/ Miles Padgett
Miles Padgett, Trustee

CUSIP NO. 011642105	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement